                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

             [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

             [ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For the transition period from January 1, 2001 to December 31, 2001 Commission file number 000-31207

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Bank Mutual Corporation 401(k) Plan F/K/A
                  Mutual Savings Bank 401(k) Savings and Investment Plan 4949 W. Brown Deer Rd.
                  P.O. Box 245034
                  Milwaukee, WI  53224-9534

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Bank Mutual Corporation
                  4949 W. Brown Deer Road
                  P.O. Box 245034
                  Milwaukee, WI  53224-9534

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            MUTUAL SAVINGS BANK 401(k)
                                            SAVINGS AND INVESTMENT PLAN

Date:   June 26, 2002

                                            /s/ EUGENE H. MAURER, JR.
                                            ------------------------------------
                                                Eugene H. Maurer, Jr., Trustee

                                                 MUTUAL SAVINGS BANK SAVINGS AND
                                                                 INVESTMENT PLAN
                                                            Milwaukee, Wisconsin


                                                        FINANCIAL STATEMENTS AND
                                                           SUPPLEMENTAL SCHEDULE
                                          Years Ended December 31, 2001 and 2000

                                                 MUTUAL SAVINGS BANK SAVINGS AND
                                                                 INVESTMENT PLAN

                                  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
                                          Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------



                                TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT................................................................................................1

FINANCIAL STATEMENTS
     Statements of Net Assets Available for Benefits........................................................................2
     Statements of Changes in Net Assets Available for Benefits.............................................................3
     Notes to Financial Statements..........................................................................................4

SUPPLEMENTAL SCHEDULE
     Schedule 1 - Schedule H, Item IV(i) - Schedule of Assets Held for Investment Purposes..................................9


                                  [WIPFLI LOGO]


                          INDEPENDENT AUDITOR'S REPORT



Trustees
Mutual Savings Bank
Savings and Investment Plan
Milwaukee, Wisconsin


We have audited the accompanying statements of net assets available for benefits of Mutual Savings Bank Savings and Investment Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Wipfli Ullrich Bertelson LLP


May 31, 2002
Green Bay, Wisconsin

                                                 MUTUAL SAVINGS BANK SAVINGS AND
                                                                 INVESTMENT PLAN

                                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                                                              2001                           2000
------------------------------------------------------------------------------------------------------------------------------------
ASSETS

Cash                                                                                         $        0                   $   21,679
Investments                                                                                   4,532,664                    3,613,410
------------------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits                                                            $4,532,664                   $3,635,089
====================================================================================================================================




See accompanying notes to financial statements.                                2

                                                 MUTUAL SAVINGS BANK SAVINGS AND
                                                                 INVESTMENT PLAN

                      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                          Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                                                                   2001                   2000
----------------------------------------------------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:

     Net appreciation in fair value of investments                                             $   392,887             $         0
     Interest and dividends                                                                        116,579                 123,854
----------------------------------------------------------------------------------------------------------------------------------

       Total investment income                                                                     509,466                 123,854
----------------------------------------------------------------------------------------------------------------------------------

   Contributions:
     Participant                                                                                   591,988                 545,723
     Employer                                                                                       81,122                  76,069
     Rollover                                                                                            0                  37,277
----------------------------------------------------------------------------------------------------------------------------------

       Total contributions                                                                         673,110                 659,069
----------------------------------------------------------------------------------------------------------------------------------

     Total additions                                                                             1,182,576                 782,923
----------------------------------------------------------------------------------------------------------------------------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Net depreciation in fair value of investments                                                         0                 687,557
   Benefits paid to participants                                                                   285,001                 680,380
----------------------------------------------------------------------------------------------------------------------------------

     Total deductions                                                                              285,001               1,367,937
----------------------------------------------------------------------------------------------------------------------------------

Net additions (deductions)                                                                         897,575                (585,014)
Net assets available for benefits at beginning                                                   3,635,089               4,220,103
----------------------------------------------------------------------------------------------------------------------------------

Net assets available for benefits at end                                                       $ 4,532,664             $ 3,635,089
==================================================================================================================================





See accompanying notes to financial statements.                                3

                                                 MUTUAL SAVINGS BANK SAVINGS AND
                                                                 INVESTMENT PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


NOTE 1   PLAN DESCRIPTION

         The following description of Mutual Savings Bank Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

              GENERAL

         The Plan is a defined contribution savings and investment plan covering substantially all employees of Mutual Savings Bank (the "Bank") (a wholly owned subsidiary of Bank Mutual Corporation) who have been employed for one year, earn 1,000 hours of service, and are 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is administered by certain officers of the Bank.

         EMPLOYEE CONTRIBUTIONS

         Participants may elect to defer a portion of their cash compensation (up to the lesser of 10% of annual compensation or $10,500 in 2001 and 2000) and contribute this amount to the Plan. Amounts contributed are deducted from gross wages for each payroll period and are remitted to the Plan in accordance with the investment options selected by the participant.

         EMPLOYER CONTRIBUTIONS

         The Bank makes matching contributions equal to 20% of the employee's contributions. Employee contributions over 5% of annual cash compensation are not matched. Matching contributions are funded at each payroll date along with employee contributions. In addition, the Bank, at its discretion, may make certain additional contributions as determined by the Board of Directors of the Bank. No discretionary contributions were made in 2001 or 2000.

         PARTICIPANTS' ACCOUNTS

         Each participant's account is credited with the participant's contributions, the Bank's matching and discretionary contributions, and plan earnings (based on participant's investment election and account balance).

                                                 MUTUAL SAVINGS BANK SAVINGS AND
                                                                 INVESTMENT PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


NOTE 1   PLAN DESCRIPTION (Continued)

              VESTING

         All employee and employer contributions are 100% vested immediately.

         EXPENSES OF THE PLAN

         Administrative expenses, investment advisory fees, and substantially all other expenses incurred in conjunction with the Plan are paid by the Bank.

         PAYMENT OF BENEFITS

         Plan benefits are available at normal retirement, deferred retirement, early withdrawal, disability retirement, death, or termination of employment. Participants receive benefit payments in the form of a lump-sum distribution.

         PLAN TERMINATION

         The Bank has reserved the right to terminate the Plan at any time. In the event of termination, all amounts credited to participants' accounts will be distributed to participants in accordance with the Plan's provisions.



NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         METHOD OF ACCOUNTING

         The accounting records of Mutual Savings Bank Savings and Investment Plan are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles.

         USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

         The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from these estimates.

                                                 MUTUAL SAVINGS BANK SAVINGS AND
                                                                 INVESTMENT PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


NOTE 2          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         INVESTMENT VALUATION

         Investments are stated at fair value. Investments in certificates of deposit are stated at cost which approximates fair value. Mutual funds are carried at current value which represents the quoted market values of the underlying investments. The fair value of Bank Mutual Corporation common stock is its quoted market price. Security transactions are accounted for on the trade-date basis (the date the order to buy or sell is executed).

         Both realized and unrealized appreciation or depreciation is reflected for the year in the statement of changes in net assets available for benefits. Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

NOTE 3   INVESTMENTS

         The following is a schedule of investments that individually represent 5% or more of the Plan's net assets at December 31:

                                                    2001                          2000
                                         --------------------------   ---------------------------
                                          Asset Fair   Percent of       Asset Fair    Percent of
                                             Value     Net Assets         Value       Net Assets
         ----------------------------------------------------------------------------------------
         Mutual Savings Bank
         Certificate of Deposit:
           7.06%, due January 22, 2002   $  749,758       16.5          $  508,213       14.0
         Janus Twenty Fund                  634,269       14.0             851,363       23.4
         American Century Income &
         Growth Fund                        407,311        9.0             394,623       10.9
         Dreyfus Appreciation Fund          309,560        6.8             255,923        7.0
         Oppenheimer Quest Balanced
         Value A Fund                       281,782        6.2             244,944        6.7
         Bank Mutual Corporation
         Common Stock                     1,966,567       43.4           1,208,695       33.3

                                                 MUTUAL SAVINGS BANK SAVINGS AND
                                                                 INVESTMENT PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 3   INVESTMENTS (Continued)

         During 2001 and 2000, the Plan's investments (including investments bought or sold during the year as well as those held at the end of the year) appreciated (depreciated) as follows:

                                                     2001            2000
         --------------------------------------------------------------------
         Mutual funds                              ($363,111)      ($625,084)
         Bank Mutual Corporation common stock        755,998         (62,473)
         --------------------------------------------------------------------

         Net appreciation (depreciation)           $ 392,887       ($687,557)
         ====================================================================


NOTE 4   TRANSACTIONS WITH PARTIES-IN-INTEREST

         Mutual Savings Bank serves as the sponsor of the Plan. As of December 31, 2001 and 2000, Mutual Savings Bank is a wholly owned subsidiary of Bank Mutual Corporation. The Plan had the following transactions with Bank Mutual Corporation:

                                                      2001            2000
         --------------------------------------------------------------------
         Purchases of stock:
           Number of shares                           14,722          130,415
           Value of shares on transaction dates    $ 199,148       $1,303,011

         Sales of stock:
           Number of shares                           13,251            3,184
           Value of shares on transaction dates    $ 197,274       $   27,706



         At December 31, 2001 and 2000, the Plan held 128,702 shares and 127,231 shares, respectively, of Bank Mutual Corporation common stock.


NOTE 5   TAX-EXEMPT STATUS OF PLAN

         On September 9, 1994, the Internal Revenue Service declared that the Plan is qualified pursuant to Section 401 of the Internal Revenue Code. Plan management believes any amendments and events since the effective date of the last Internal Revenue Service determination letter do not affect the qualified status of the Plan. Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

                                                 MUTUAL SAVINGS BANK SAVINGS AND
                                                                 INVESTMENT PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


NOTE 6   SUBSEQUENT EVENT

         Effective December 31, 2001, the Plan was to merge with First Northern Savings Bank 401(k) Savings Plan. The assets of First Northern Savings Bank 401(k) Savings Plan did not transfer from Principal Mutual Life Insurance Company until early January 2002. Wells Fargo is trustee of the new Plan. The Plan's assets did not transfer to Wells Fargo until early January 2002. Prior to the merger, both Plans operated in a similar manner. The new Plan's legal name is Bank Mutual Corporation 401(k) Plan.

                                                           SUPPLEMENTAL SCHEDULE
--------------------------------------------------------------------------------

                                 MUTUAL SAVINGS BANK SAVINGS AND INVESTMENT PLAN
                                                Plan's EIN #39-0491685 Plan #002

                   SCHEDULE 1 - SCHEDULE H, ITEM IV(i) - SCHEDULE OF ASSETS HELD
                                                         FOR INVESTMENT PURPOSES
                                                               December 31, 2001
--------------------------------------------------------------------------------

                                                         DESCRIPTION OF INVESTMENT INCLUDING
      IDENTITY OF ISSUE, BORROWER, LESSOR, OR            MATURITY DATE, RATE OF INTEREST,                           CURRENT
                   SIMILAR PARTY                         COLLATERAL, PAR, OR MATURITY VALUE                          VALUE
-----------------------------------------------------------------------------------------------------------------------------
Mutual Savings Bank*                                     7.06%, due January 22, 2002 - Certificate of
                                                         deposit                                                  $  749,758
-----------------------------------------------------------------------------------------------------------------------------

Janus Twenty Fund                                        16,491.669 shares - Mutual fund                             634,269
American Century Income & Growth Fund                    14,892.534 shares - Mutual fund                             407,311
Dreyfus Appreciation Fund                                8,142.033 shares - Mutual fund                              309,560
Oppenheimer Quest Balanced Value A Fund                  17,600.365 shares - Mutual fund                             281,782
Deutsche International Fund                              3,809.616 shares - Mutual fund                               71,887
Dreyfus Founders Balanced Fund                           4,931.869 shares - Mutual fund                               40,392
Invesco Value Total Return Fund                          1,110.783 shares - Mutual fund                               27,781
Warburg Pincus Fixed Income Fund                         4,299.764 shares - Mutual fund                               43,170
Schwab Retirement Money Fund                             186.760 shares - Mutual fund                                    187
-----------------------------------------------------------------------------------------------------------------------------

                                                         Total mutual funds                                        1,816,339
-----------------------------------------------------------------------------------------------------------------------------

Bank Mutual Corporation*                                 128,702 shares - Common stock                             1,966,567
-----------------------------------------------------------------------------------------------------------------------------

                                                         Total assets held for investment purposes                $4,532,664
=============================================================================================================================







---------------
*Represents a party-in-interest.

See Independent Auditor's Report.                                              9